UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Amendment No. 5
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                             Highbury Financial Inc.
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                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
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                         (Title of Class of Securities)

                                    42982Y109
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                                 (CUSIP Number)

                                  William Neil
           Chief Financial Officer and Acting Chief Executive Officer
                          Peerless Systems Corporation
                              2381 Rosecrans Avenue
                          El Segundo, California 90245
                                 (310)-536-0900
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 5, 2009
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             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box?|_|

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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

CUSIP No. 42982Y109

                                  SCHEDULE 13D

    1     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Peerless Systems Corporation
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    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |_|
                                                                    (b) |_|
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    3     SEC USE ONLY

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    4     SOURCE OF FUNDS
          WC
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    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                            [ ]
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    6     CITIZENSHIP OR PLACE OF ORGANIZATION
          UNITED STATES
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                    7                             SOLE VOTING POWER
                                                  3,053,925(1)
   NUMBER OF     --------------------------------------------------------------
     SHARES         8                             SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY     --------------------------------------------------------------
      EACH          9                             SOLE DISPOSITIVE POWER
   REPORTING                                      3,053,925(1)
     PERSON      --------------------------------------------------------------
      WITH          10                            SHARED DISPOSITIVE POWER
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     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,053,925(1)
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     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          |_|
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     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          28.5%(1)
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     14   TYPE OF REPORTING PERSON
          CO

(1) Includes 1,615,241 warrants ("Warrants") of Highbury Financial Inc. ("Highbury"). Each Warrant entitles the holder to purchase one share of common stock, par value $0.0001 per share, of Highbury (the "Common Stock"). Also includes 500 units of Highbury ("Units"). Each Unit is comprised of one share of Common Stock and two Warrants.

      This Amendment No. 5 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on May 11, 2009, as amended by Amendments No. 1 to 4 (the "Schedule 13D"), by Peerless Systems Corporation ("Peerless") with respect to the securities of Highbury. The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

      As of the date hereof, Peerless owns 1,437,184 shares of Common Stock, 1,615,241 Warrants and 500 Units. Each Unit is comprised of one share of Common Stock and two Warrants. Each Warrant entitles Peerless to purchase one share of Common Stock and is currently exercisable at a price of $5.00. The Warrants will expire on January 25, 2010.

      In the aggregate, giving effect to the conversion of Units, Peerless owns 1,437,684 shares of Common Stock and 1,616,241 Warrants. Based upon 9,087,555 shares of outstanding Common Stock reported in Highbury's Quarterly Report on Form 10-Q for the period ended March 31, 2009, Peerless beneficially owns 28.5% of the outstanding Common Stock.

      Peerless has the sole power to vote the shares of Common Stock reported herein and to dispose of all of the shares of Common Stock,Warrants and Units reported herein.

      Schedule A sets forth the purchases and sales of Common Stock, Warrants and Units by Peerless since July 28, 2009, the date on which Amendment No. 4 to the Schedule 13D was filed. Except as set forth in Schedule A and the Schedule 13D (as amended by Amendments No. 1 to 4 thereto), no transactions in securities of Highbury were effected by Peerless in the last 60 days.

Item 7.  Materials to be Filed as Exhibits.

Schedule A*

*Filed herewith


                                    SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned that the information set forth in this statement is true, complete and correct.

Dated: August 7, 2009

                                  PEERLESS SYSTEMS CORPORATION

                                  By: /s/ William Neil
                                      -------------------------------------
                                  Name:   William Neil
                                  Title:  Chief Financial Officer and
                                          Acting Chief Executive Officer

                                                                      Schedule A



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     Date           Security      Transaction      Quantity    Price
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07/30/2009      Warrants          Purchase          55,000     $0.20
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07/30/2009      Warrants          Purchase          10,000     $0.19
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07/31/2009      Warrants          Purchase          25,000     $0.23
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08/03/2009      Common stock      Purchase          3,600      $4.30
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08/04/2009      Units             Purchase          500        $5.00
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08/04/2009      Common Stock      Purchase          550        $4.35
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08/05/2009      Common Stock      Purchase          235,361    $4.90
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